GALIANO GOLD PROVIDES NOTICE OF SECOND QUARTER 2026 RESULTS

Vancouver, British Columbia, July 9, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its second quarter ("Q2") 2026 financial and operational results after market close on August 6, 2026.

The Company will host a conference call and webcast to review and discuss the Q2 results on Friday, August 7, 2026, at 10:30 a.m. Eastern Time (7:30 a.m. Pacific Time).

Conference Call Details
Date:	August 7, 2026
Time:	10:30am ET (7:30am PT)
Dial In:	1-647-932-3411
Toll-Free:	1-800-715-9871
Conference ID:	9798035
Webcast:	https://www.gowebcasting.com/14753

The webcast can also be accessed through the Investor Relations - Events section of Galiano's website at www.galianogold.com. A replay of the webcast will be available on the Company's website following the conclusion of the conference call.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Kathy Li

Vice President, Investor Relations

Toll-Free (N. America): 1-855-246-7341

Email: info@galianogold.com